UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
 (Amendment No. 5)

GATEWAY, INC.
(Name of Subject Company)

GATEWAY, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(including associated Preferred Share Purchase Rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

J. Edward Coleman
Chief Executive Officer
7565 Irvine Center Drive
Irvine, California 92618
(949) 471-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:
Brian J. McCarthy, Esq.
David C. Eisman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the solicitation/recommendation statement on Schedule 14D-9 initially filed with the Securities and Exchange (the “SEC”) on September 4, 2007 (the “Initial Schedule 14D-9”), as amended and supplemented by Amendment No. 1 thereto filed with the SEC on September 5, 2007 (“Amendment No. 1”), as amended and supplemented by Amendment No. 2 thereto filed with the SEC on September 14, 2007 (“Amendment No. 2”), as amended and supplemented by Amendment No. 3 thereto filed with the SEC on September 27, 2007 (“Amendment No. 3”), as amended and supplemented by Amendment No. 4 thereto filed with the SEC on October 2, 2007 (“Amendment No. 4” and, collectively with the Initial Schedule 14D-9, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the “Schedule 14D-9”), by Gateway, Inc., a Delaware corporation (“Gateway”), relating to the cash tender offer by Galaxy Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Acer”), disclosed in a Tender Offer Statement on Schedule TO dated September 4, 2007 (as it may be amended from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Gateway, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value per share, of Gateway (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway and UMB Bank, N.A., as rights agent (such shares of common stock, together with the associated Rights, the “Shares”) at a price of $1.90 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2007 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Acer, Acquisition Sub and Gateway. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated in the Schedule 14D-9 by reference. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and upon the terms contained in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Acquisition Sub will merge with and into Gateway (the “Merger”), the separate corporate existence of Acquisition Sub shall cease, and Gateway will continue as the surviving corporation and as a wholly owned subsidiary of Acer. In the Merger, the Shares issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Gateway or any direct or indirect subsidiary of Gateway and any Shares owned by Acer, Acquisition Sub, or any subsidiary of Acer or Acquisition Sub or held in the treasury of Gateway, all of which will be cancelled for no consideration, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly perfected appraisal rights for such Shares in respect of the Merger under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8.    Additional Information.
     Item 8(k) “Pro Transaction” of the Schedule 14D-9 is hereby amended and supplemented by adding at the end of such Item the following paragraphs (please refer to Amendment No. 1):

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On October 5, 2007, Gateway filed with the SEC a Current Report on Form 8-K reporting that, pursuant to the Asset Purchase Agreement, it had completed the sale to Buyer of certain assets of its Professional Division and that portion of its Consumer Direct business engaged in selling products and services to small- to medium-sized businesses in exchange for (i) the assumption of certain warranty, employee and other liabilities by Buyer valued at approximately $70 million, (ii) a promissory note from Buyer in an amount of approximately $6 million, and equal to the difference between the book value of the transferred inventory and the book value of certain liabilities associated with the transferred employees and (iii) 19.9% of the outstanding equity of MPC. As part of the transaction, a significant portion of the employees of Gateway’s Professional Division have joined Buyer and continue to work out of the North Sioux City, South Dakota facility. The Buyer has also assumed Gateway’s ownership in its final assembly facility (GCC) located in Nashville, Tennessee, and will take full responsibility for this facility, including the assembly of Gateway Professional Division products produced there.

In connection with such transaction, on October 1, 2007, Gateway and Buyer entered into a Transition Services Agreement pursuant to which Gateway has agreed to provide certain transition services to Buyer during the seventeen week period following the date of the Transition Services Agreement for a total fee of approximately $6.15 million, with additional fees payable in the event that services are provided following such seventeen-week period. The Transition Services Agreement also provides that Gateway will buy and sell certain components on behalf of Buyer in the course of providing transition services, including the procurement of components from component suppliers and the sale of such components to original design manufacturers. The foregoing descriptions of the Asset Purchase Agreement and the Transition Services Agreement are qualified in their entirety by reference to the Asset Purchase Agreement and the form of Transition Services Agreement contained in the Asset Purchase Agreement, a copy of which is filed as Exhibit (e)(12) to the Schedule 14D-9 and is incorporated herein by reference.
       Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection (m) thereof:
(m)	Termination of the Credit Agreement.
On October 4, 2007, Gateway filed with the SEC a Current Report on Form 8-K reporting that, on September 28, 2007, Gateway terminated the Credit Agreement, dated October 30, 2004 among it and certain of its subsidiaries as borrowers (collectively, the “Borrowers”), certain other of its subsidiaries as guarantors (such subsidiaries and the Borrowers, collectively the “Credit Parties”), General Electric Capital Corporation (GE Commercial Finance) and the other lenders party thereto (the “Lenders”). The Credit Agreement was terminated to facilitate the previously announced sale of Gateway’s Professional Division and portions of its Consumer Direct business to MPC Corporation, as well as in light of the pending acquisition of Gateway by Acer.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GATEWAY, INC.
By:	/s/ John P. Goldsberry
	Name:	John P. Goldsberry
	Title:	Senior Vice President and Chief Financial Officer

Dated: October 5, 2007

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